UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 SCHEDULE TO

(Amendment No. 2)

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(l) or 13(e)(l)

of the Securities Exchange Act of 1934

Optex Systems Holdings, Inc.
(Name of Subject Company (Issuer)

Optex Systems Holdings, Inc.
Name of Filing Person (Issuer))

Warrants to Purchase Common Stock

(Title of Class of Securities)

Stanley A. Hirschman President Optex Systems Holdings, Inc.	Copies of all correspondence to: Jolie Kahn, Esq. 2 Liberty Place, 34th floor Philadelphia, PA 19103 Fax (866) 705-3071
1420 Presidential Drive
Richardson, TX 75081-2439
Telephone (972) 644-0722

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction valuation	Amount of filing fee

$81,316.67	$9.32

☐	Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A

Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a Tender Offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party Tender Offer subject to Rule 14d-1

☒ issuer Tender Offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the Tender Offer: ☐

AMENDMENT NO. 2 to SCHEDULE TO

This Amendment No.2 (“Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (this “Schedule TO”) filed by Optex Systems Holdings, Inc., a Delaware corporation (the “Company”) originally filed with the United States Securities and Exchange Commission on July 19, 2012 and as amended on August 6, 2012. The original Schedule TO relates to the offer by the Company to holders of the Company’s outstanding warrants, purchased in the Company’s March 2009 private placement (the “Warrants”), which would entitle the holders to purchase an aggregate of 8,131,667 shares of the Company, par value $0.00001 per share (the “Shares”), to purchase Shares at a reduction in the exercise price of the Warrants from $0.45 per share to $0.01 per share for a period of 30 days from the date of effectiveness of the Company’s Registration Statement on Form S-1, originally filed with the U.S. Securities and Exchange Commission on April 14, 2011 (“Registration Statement”). This Amendment No. 2 to the offer constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities and Exchange Act of 1934, as amended.

The offer terminated at 11:59 PM, Eastern Time on August 18, 2012. Pursuant to the offer, 5,401,667 Warrants were tendered for a total exercise price of $54,016.67.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	By:	/s/ Stanley A. Hirschman
Name: Stanley A. Hirschman
Title: President

Date: November 9, 2012